UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Insperity, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45778Q107
(CUSIP Number)

STADIUM CAPITAL MANAGEMENT, LLC
199 Elm Street
New Canaan, CT 06840-5321
(203) 972-8235

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STADIUM CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,856,890
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,856,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STADIUM CAPITAL MANAGEMENT GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,856,890
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,856,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STADIUM CAPITAL QUALIFIED PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 136,342
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 136,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STADIUM CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,720,548
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,720,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON ALEXANDER M. SEAVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,856,890
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,856,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON BRADLEY R. KENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,856,890
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,856,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the shares of Common Stock reported herein were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of the 1,856,890 shares of Common Stock acquired was approximately $40,994,389 (including brokerage commissions and transaction costs). All such transactions were effected in the open market unless otherwise noted in Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Stadium Capital Management, LLC (together with its affiliates, “Stadium Capital”) continues to believe that the Issuer has been significantly mismanaged for many years and is operating well below its growth and profitability potential.  Stadium Capital also continues to believe that a number of opportunities exist within the control of the Board of the Directors (the “Board”) and management to improve operating results and shareholder value creation significantly. Consistent with its previous disclosure, Stadium Capital believes that the Board must be immediately reconstituted and that a strategic alternatives process must be initiated. Accordingly, Stadium Capital agrees with the views regarding the Issuer expressed by Starboard Value LP (together with its affiliates, “Starboard”) as disclosed in Starboard’s Schedule 13D filed with the Securities and Exchange Commission on January 20, 2015.

As part of Stadium Capital’s regular portfolio management process and in order to manage the aggregate portfolio exposure of this investment in light of the appreciation of the Issuer’s stock price since the time of purchase, Stadium Capital has reduced the size of its total position in the Issuer.  If meaningful changes to the Issuer’s cost structure, growth prospects, capital structure, board composition and governance policies are successfully implemented, Stadium Capital believes that the Issuer has considerable opportunities to create value for stockholders well in excess of its current stock price.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 25,338,512 shares of Common Stock outstanding as of February 3, 2015, which is the total number of shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 10, 2015.

A.	SCQP

(a)	As of the close of business on the date hereof, SCQP beneficially owned 136,342 shares of Common Stock.

Percentage: Less than 1%

CUSIP NO. 45778Q107

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 136,342
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 136,342

(c)	The transactions in the securities of the Issuer by SCQP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	SCP

(a)	As of the close of business on the date hereof, SCP beneficially owned 1,720,548 shares of Common Stock.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,720,548
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,720,548

(c)	The transactions in the securities of the Issuer by SCP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	SCMGP

(a)
SCMGP, as the general partner of each of SCQP and SCP, may be deemed the beneficial owner of the (i) 136,342 shares of Common Stock owned by SCQP and (ii) 1,720,548 shares of Common Stock owned by SCP.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,856,890
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,856,890

(c)
SCMGP has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of SCQP and SCP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	SCM

(a)
SCM, as the investment advisor and general partner of SCMGP, may be deemed the beneficial owner of the (i) 136,342 shares of Common Stock owned by SCQP and (ii) 1,720,548 shares of Common Stock owned by SCP.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,856,890
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,856,890

(c)
SCM has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of SCQP and SCP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 45778Q107

E.	Messrs. Seaver and Kent

(a)	Each of Messrs. Seaver and Kent, as a manager of SCM, may be deemed the beneficial owner of the (i) 136,342 shares of Common Stock owned by SCQP and (ii) 1,720,548 shares of Common Stock owned by SCP.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,856,890
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,856,890

(c)
Neither of Messrs. Seaver and Kent has entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of SCQP and SCP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

CUSIP NO. 45778Q107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2015

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P. General Partner

By:	Stadium Capital Management, LLC General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Managing Member

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P. General Partner

By:	Stadium Capital Management, LLC General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Managing Member

STADIUM CAPITAL MANAGEMENT GP, L.P.

By:	Stadium Capital Management, LLC General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Managing Member

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Managing Member

CUSIP NO. 45778Q107

/s/ Alexander M. Seaver
Alexander M. Seaver

/s/ Bradley R. Kent
Bradley R. Kent

CUSIP NO. 45778Q107

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.

Sale of Common Stock	(34)	42.7700	01/29/2015
Sale of Common Stock	(17)	42.7800	02/05/2015
Sale of Common Stock	(43)	42.8000	02/06/2015
Sale of Common Stock	(1,182)	44.6137	02/10/2015
Sale of Common Stock	(489)	44.6916	02/10/2015
Sale of Common Stock	(2,149)	44.3014	02/10/2015
Sale of Common Stock	(3,441)	46.1008	02/11/2015
Sale of Common Stock	(223)	46.7587	02/12/2015
Sale of Common Stock	(9,813)	47.1545	02/12/2015
Sale of Common Stock	(86)	48.1865	02/13/2015
Sale of Common Stock	(6,679)	48.5986	02/13/2015
Sale of Common Stock	(5,401)	50.2062	02/17/2015
Sale of Common Stock	(7,189)	50.6000	02/18/2015
Sale of Common Stock	(5,924)	51.3535	02/19/2015
Sale of Common Stock	(6,385)	51.4191	02/20/2015

STADIUM CAPITAL PARTNERS, L.P.

Sale of Common Stock	(366)	42.7700	01/29/2015
Sale of Common Stock	(183)	42.7800	02/05/2015
Sale of Common Stock	(457)	42.8000	02/06/2015
Sale of Common Stock	(12,573)	44.6137	02/10/2015
Sale of Common Stock	(5,204)	44.6916	02/10/2015
Sale of Common Stock	(22,851)	44.3014	02/10/2015
Sale of Common Stock	(36,624)	46.1008	02/11/2015
Sale of Common Stock	(2,377)	46.7587	02/12/2015
Sale of Common Stock	(104,484)	47.1545	02/12/2015
Sale of Common Stock	(914)	48.1865	02/13/2015
Sale of Common Stock	(71,212)	48.5986	02/13/2015
Sale of Common Stock	(57,687)	50.2062	02/17/2015
Sale of Common Stock	(76,787)	50.6000	02/18/2015
Sale of Common Stock	(63,276)	51.3535	02/19/2015
Sale of Common Stock	(68,256)	51.4191	02/20/2015